Firstbank Corporation
311 Woodworth Avenue
Alma, Michigan  48801

May 15, 2012

Via Edgar

Mr. Michael Clampitt
Senior Counsel
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Firstbank Corporation Registration Statement on Form S-1 Filed April 17, 2012 File No. 333-180773

Dear Mr. Clampitt:

We have reviewed the comments in your letter dated May 14, 2012, with respect to Firstbank Corporation ("Firstbank" or "the Company" or "we" or "us") and the Registration Statement on Form S-1 referenced above.

Our responses to the comments appear below.  For your convenience, we have copied your comments immediately preceding our response.

Registration Statement on Form S-1

1.
We note the public offering price of the Preferred Shares will be determined by an auction process.  We also note the clearing price will be equal to the highest price in the auction for which the quantity of all bids at or above such price equals the number of Preferred Shares that Treasury elects to sell.  This appears to provide a great deal of discretion to the selling shareholder and little certainty to bidders participating in the auction.  It is unclear how this process provides a formula that bidders will have certainty as to the manner in which the offering price will be determined.

RESPONSE:   The auction formula is designed to establish principles of fairness among bidders such that bidders at the highest price are ensured to participate in any sale of Preferred Shares that the selling shareholder determines to pursue.  The auction formula is not designed to obligate the selling shareholder to sell Preferred Shares in the auction, regardless of price.  We do not view the selling shareholder’s discretion to sell Preferred Shares in the auction as any different than the discretion of an issuer to sell securities in a primary offering once the marketing period concludes.  Please note that the prospectus discloses that if the selling shareholder elects to sell any Preferred Shares in the auction, it must sell those shares (which may only represent a portion of the offered Preferred Shares) at the clearing price.

Securities and Exchange Commission
May 15, 2012

2.	Please provide an analysis as to how registering the resale of depositary shares, which have not yet been issued to Treasury, is permissible under Rule 415(a)(1)(i).

RESPONSE:    Pursuant to Pre-Effective Amendment No. 1, the Company is withdrawing the registration of any depositary shares and has removed from the registration statement all references to depositary shares.

3.	Please revise the table of contents to show the page number of the various sections or subdivisions of the prospectus. Refer to Item 502(a) of Regulation S-K.

RESPONSE:   We have revised the table of contents to show the page number for the various sections or subdivisions of the prospectus.

4.
Please revise the cover page of your prospectus to identify the underwriters.  If you are unable to name the underwriters prior to acceleration of effectiveness of the registration statement, please confirm that you will identify the underwriters in a post-effective amendment filed prior to any distribution of the prospectus.  Also confirm that you will not use the prospectus before all outstanding blanks in the "Underwriting" section have been filled in.

RESPONSE:   We will include the names of the underwriters in a pre- or post-effective amendment to the registration statement that is filed before the distribution of prospectuses to potential bidders in the auction. We also confirm that all information other than information that may be omitted pursuant to Rule 430A will be included in the prospectus prior to its distribution to such potential bidders.

5.
We note you list the warrant and the common stock on the Prospectus cover page, however, you do not indicate these securities will be sold in the auction process.  In this regard, revise to price these securities.

RESPONSE:   We have revised the Prospectus cover page to disclose (a) that the warrant gives the holder the right to initially purchase up to 578,947 shares of our common stock for cash at an exercise price of $8.55 per share, an aggregate exercise price of $4,949,997 and (b) that the warrant and common stock may be offered from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and, in the case of the warrant, at fixed prices or negotiated prices and, in the case of the shares of common stock, at fixed prices, prevailing market prices, at prices related to prevailing market prices or at negotiated prices.   Prior to any distribution of the prospectus in connection with the sale of the warrant or common stock we will amend the registration statement to further describe the plan of distribution and how these securities will be priced.

Securities and Exchange Commission
May 15, 2012

6.
Noting the disclosure under "Voting Rights" on page 5 that you have deferred dividend payments for the last four quarters on the Preferred Shares, revise to add the aggregate and per shares amounts deferred on the Prospectus cover page.  If the dividends are current, remove the disclosure on page 5.

RESPONSE:   The reference to deferred dividend payments was an inadvertent error.  The Company has not deferred dividend payments, and the reference to deferred dividend payments has been removed.

7.
Revise under "Redemption" to indicate if the Company has the current intention to redeem the preferred in the near future or before February 15, 2014.  In addition, disclose the amount of additional capital the Company will need under applicable TARP rules to be in a position to request redemption.

RESPONSE:  The requested disclosure on the Company’s redemption intention has been added to the prospectus.  The Company intends to submit one or more bids to purchase up to 16,000 Preferred Shares (out of a total of 33,000 Preferred Shares outstanding and currently held by Treasury) and has received the approval of the Federal Reserve to do so.  The Company will not require any additional capital to complete the purchase of up to 16,000 of the Preferred Shares so approved.  Other than the up to 16,000 Preferred Shares for which the Company is authorized to bid, the Company does not have the current intention to redeem Preferred Shares in the near future or before February 15, 2014. Disclosure to this effect, as well as any other requirements made known to us by such regulatory authorities, will be added to the prospectus.

8.	Revise under "Voting Rights" to disclose how the nomination process will work in the event that 2 directors are to be added.

RESPONSE:  The Certificate of Designations establishing the terms of the Preferred Shares does not specify the manner in which the nomination of directors would be conducted.  Accordingly, we do not believe that such nominations would be limited and, therefore, we believe that a plurality of eligible votes would determine the election of two nominated directors, subject to applicable law.  We have revised the disclosure under "Voting Rights".

9.           Revise to disclose whether or not the Company will bid in the offering.

RESPONSE:  The requested disclosure on the Company’s intention to bid in the auction has been added to the prospectus.

Securities and Exchange Commission
May 15, 2012

10.
As a general rule, counsel's signed legality opinion must be filed as an exhibit to the registration statement before it becomes effective, and it may not be subject to any unacceptable qualifications, conditions or assumptions.  We note that, in paragraph (4), counsel's opinion regarding depositary shares is currently subject to certain unacceptable qualifications/assumptions.  Please tell us whether counsel will be able to provide an unqualified opinion with respect to the depositary shares prior to effectiveness.

RESPONSE:  The Company has filed a revised opinion from counsel that no longer includes the opinion regarding depositary shares.

* * * * *

The Company acknowledges the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review and comments. If you have any questions, please do not hesitate to call me at (989) 466-7325 or our legal counsel Harvey Koning at Varnum LLP telephone (616) 336-6588.

Very truly yours, FIRSTBANK CORPORATION \s\ Samuel G. Stone Samuel G. Stone Executive Vice President and Chief Financial Officer

cc:	Harvey Koning, Varnum LLP